Exhibit (n)(2)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Kayne Anderson BDC, Inc.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of assets and liabilities, including the consolidated schedules of investments, of Kayne Anderson BDC, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2023, and in our report dated February 29, 2024, we expressed an unqualified opinion thereon. We have also previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of assets and liabilities as of December 31, 2021, (none of which are presented herein), and we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in “Senior Securities” of the Selected Consolidated Financial Data of Kayne Anderson BDC, Inc. and subsidiaries for each of the years ended December 31, 2023, 2022, and 2021 appearing on page 33 in this Form N-2, is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 1, 2024